Exhibit (a)(1)(A)

BIOGEN IDEC INC.

OFFER TO PURCHASE FOR CASH
Up to 56,603,773 shares of its common stock
(including associated preferred stock purchase rights)
at a per share purchase price not less than $47.00 per share nor greater than $53.00 per share

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME ON
JUNE 26, 2007 UNLESS THE OFFER IS EXTENDED.

Biogen Idec Inc. is offering to:

•	purchase up to 56,603,773 shares of our common stock, including the associated preferred stock purchase rights, in a tender offer; and

•	purchase these shares at a price not less than $47.00 nor greater than $53.00 per share in cash, without interest.

If you want to tender your shares in the offer, you should:

•	specify the price between $47.00 and $53.00 (in increments of $0.25) at which you are willing to tender your shares or, if you wish to maximize the chance that your shares will be purchased at the purchase price determined by us pursuant to the offer, you should check the box in the letter of transmittal “Shares Tendered at Price Determined Pursuant to the Offer”;

•	specify the number of shares you want to tender; and

•	follow the instructions in this offer to purchase and the related documents, including the accompanying letter of transmittal, to submit your shares.

When the offer expires:

•	we will select the lowest purchase price specified for shares tendered and not validly withdrawn that will enable us to purchase 56,603,773 shares or, if a lower number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn;

•	all shares acquired in the offer will be acquired at the same purchase price regardless of whether a shareholder tenders any shares at a lower price;

•	if the number of shares tendered at or below the selected purchase price is not more than 56,603,773, we will purchase all these shares tendered at that price;

•	if the number of shares tendered at or below the selected price is more than 56,603,773, we will purchase shares at the selected price on a pro rata basis (disregarding fractions), except for “odd lots” (lots of fewer than 100 shares that will be purchased from the beneficial owners on a priority basis) from all shareholders who tendered shares at or below the selected price; and

•	if the number of shares tendered at or below the selected purchase price is more than 56,603,773, we may exercise our right to amend the offer to purchase up to an additional 2% of our outstanding shares without extending the expiration date.

Our common stock:

•	is listed and traded on The NASDAQ Global Select Market under the symbol “BIIB;” and

•	had a closing price of $49.21 per share on May 29, 2007, the last full trading day before we announced the offer. We urge you to obtain current market quotations for the shares.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions, all of which we may decide to waive, as discussed in Section 12, “Conditions of the Offer,” including the receipt of financing sufficient to enable us to pay for the shares purchased in this offer.

Our board of directors has approved this offer. However, neither we nor any of our subsidiaries, directors or officers, the information agent, the depositary or either dealer manager is making any recommendation to you as to whether you should tender or not tender your shares or as to what price or prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

This offer to purchase contains important information about the offer. We urge you to read this offer to purchase, including the documents incorporated by reference, and the related letter of transmittal, in their entirety.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the tender offer or passed upon the adequacy or accuracy of the information contained in this offer to purchase. Any representation to the contrary is a criminal offense.

The Dealer Managers for the offer are:

Merrill Lynch & Co.	Goldman, Sachs & Co.

Offer to Purchase dated May 30, 2007

i

SUMMARY TERM SHEET

Securities Sought:	Up to 56,603,773 shares of common stock, par value $0.0005 per share, including associated preferred stock purchase rights.
Price Offered Per Share:	Not less than $47.00 nor greater than $53.00.
Scheduled Expiration Date:	June 26, 2007
Purchaser:	Biogen Idec Inc. This is an issuer tender offer.
Board Recommendation:	Our Board of Directors is not making a recommendation.

The following are some of the questions that you, as a shareholder, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase, the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase, the letter of transmittal and the other documents. In this offer to purchase, we use the terms Biogen Idec, we, us and our to refer to Biogen Idec Inc.

Who is offering to purchase my shares?

•	Biogen Idec Inc., a Delaware corporation, is offering to purchase up to 56,603,773 shares of its outstanding common stock, including the associated preferred stock purchase rights issued under the rights agreement, dated as of July 22, 1997, between Biogen Idec Inc. and ChaseMellon Shareholder Services LLC, as amended. See Sections 1 and 6.

How much is Biogen Idec offering to pay?

•	The price range for the offer is $47.00 to $53.00 per share. We are conducting the offer through a procedure commonly called a “modified Dutch auction.” This procedure allows you to choose a price (in increments of $0.25) within this price range at which you are willing to sell your shares or tender at the purchase price determined by us pursuant to the offer.

•	We will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest price that will enable us to buy 56,603,773 shares. If a lesser number of shares is tendered, we will select the price that will enable us to buy all shares that were properly tendered. All shares we purchase will be purchased at the same price, even if you have chosen a lower price, but we will not purchase any shares tendered at a price above the price selected in accordance with these procedures.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box next to “Shares Tendered at a Price Determined Pursuant to The Offer” in the section of the letter of transmittal called “Price at Which You Are Tendering.” If you follow this approach, your tendered shares will be treated the same as shares tendered at the minimum price of $47.00 per share for the purpose of determining the purchase price. See Section 2.

When will the tender offer expire and may the offer be extended?

•	The tender offer will expire at 12:00 midnight, New York City time, on June 26, 2007, unless extended. We may extend the period of time the tender offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the tender offer otherwise would have expired. See Section 1.

What is the market value of my shares as of a recent date?

•	On May 29, 2007, the last full trading day before we announced the offer, the closing price per share of our common stock on The NASDAQ Global Select Market (“NASDAQ”) was $49.21.

•	We urge you to obtain a current market quotation for your shares before deciding whether to tender your shares and, if so, at what purchase price or prices, to tender your shares. See Section 6.

Is there a minimum or maximum number of Shares I may tender?

•	No; however, we will only accept up to 56,603,773 shares of our outstanding common stock, or approximately 16% of our outstanding common stock. We also reserve the right to purchase additional shares up to 2% of our outstanding shares, subject to applicable legal requirements, without extending the offer. See Section 1.

Can I tender shares in the offer subject to the condition that a specified minimum number of my shares must be purchased in the offer?

•	Yes, you may tender your shares subject to this condition by following the procedures set forth in Section 2.

In what order will you purchase the tendered shares?

If the terms and conditions of the offer have been satisfied or waived and more than 56,603,773 shares have been validly tendered and not validly withdrawn on or prior to the expiration of the offer, we will purchase shares in the following order of priority:

•	first, all shares owned in “odd lots” that have been validly tendered at or below the purchase price;

•	second, after purchase of all of the foregoing shares, all other shares (other than conditionally tendered shares for which the condition was not satisfied) tendered at or below the purchase price on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each shareholder (and not timely withdrawn); and

•	third, if necessary to permit us to purchase 56,603,773 shares (or such greater number of shares as we may elect to purchase), such shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

See Section 1.

How will Biogen Idec obtain the funds to make the payment?

•	Assuming that the maximum number of shares is tendered in the offer and the purchase price is an amount between $47.00 and $53.00 per share, the aggregate purchase price for the shares purchased in the offer would be between approximately $2.66 billion and $3.0 billion.

•	We expect to fund the purchase price for the shares tendered in the offer through a combination of up to $1.5 billion in cash and up to $1.5 billion from a senior term loan facility we expect to enter into in connection with the offer. We expect that the commitment for the term loan facility will remain open until August 31, 2007, at which time it will terminate in its entirety if we have not made the initial draw. We expect that the senior term loan will mature 364 days after the initial draw on the senior term loan. See Section 7.

How and when will payment be made by Biogen Idec?

•	If your shares are purchased in the offer, you will be paid the purchase price in cash, less any applicable withholding taxes and without interest, for all your shares that we purchase pursuant to the offer. We will pay the purchase price promptly after the offer expires, but under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 4.

Will I have to pay brokerage commissions or stock transfer taxes if I tender my shares to Biogen Idec?

•	If you are a registered shareholder and tender your shares directly to the depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. See Section 4.

•	If you instruct the depositary in the letter of transmittal to make payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 4.

How do I tender my shares?

•	To tender your shares, you must complete one of the actions described under “Important Procedures” beginning on page ix of this offer to purchase before the offer expires.

•	If your shares are held in street name (i.e., through a broker, dealer or nominee), you must contact your nominee and request that your shares be tendered in the offer.

•	For a more detailed explanation of the tendering procedures, see Section 2.

Can I tender shares in the offer held in my Employee Stock Purchase Plan account?

•	Yes. Participants in our Employee Stock Purchase Plan, or ESPP, may tender all or some of the shares held in their ESPP brokerage account.

•	Participants who choose to tender shares in their ESPP brokerage accounts should be mindful of special holding periods that apply to ESPP shares. A sale of shares prior to the satisfaction of these holding periods can cause a “disqualifying disposition” under the tax rules and result in less favorable taxation of the participant than might otherwise apply. Participants in the ESPP are encouraged to review the section below titled “Certain United States Federal Income Tax Consequences” and to consult their tax advisors about the tax consequences of tendering shares held in their ESPP brokerage accounts.

Can I participate in the offer if I hold vested stock options to purchase shares?

•	If you hold vested but unexercised options, you must exercise the options in accordance with its terms and tender the shares received upon the exercise in accordance with the offer. See Section 2 of this offer to purchase and instruction 14 of the letter of transmittal. If you wish to tender, you should exercise your vested options at least five business days prior to the expiration date of the offer (which, unless the offer is extended, will require you to exercise such options no later than 5:00 p.m., New York City Time, on Tuesday, June 19, 2007). An exercise of a stock option cannot be revoked even if all or a portion of the shares received upon exercise or conversion and tendered in the offer are not purchased in the offer for any reason.

•	Holders of unvested stock awards or other restricted equity interests may not tender those shares or shares represented by such interests.

Until what time can I withdraw previously tendered shares?

•	You can withdraw your previously tendered shares at any time prior to the expiration of the offer. In addition, if we have not accepted your shares for payment by July 26, 2007, you can withdraw shares at any time on or after that date until we accept your shares for payment. See Section 3.

How do I withdraw previously tendered shares?

•	You or your nominee must deliver to the depositary a written notice of withdrawal, or a facsimile of one, with the required information while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. See Section 3.

Does Biogen Idec’s board of directors recommend that shareholders participate in the tender offer?

•	Neither Biogen Idec, its board of directors, the dealer managers, the information agent nor the depositary is making any recommendation to tender or not to tender shares in the offer.

Will Biogen Idec’s directors and executive officers participate in the offer?

•	Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the offer, although they may effect sales pursuant to previously established Rule 10b5-1 trading plans. See Section 10.

What are the significant conditions to the offer?

•	The offer is subject to a number of conditions, including, among others, that none of the following has occurred:

•	That there has been no legal action instituted, threatened or pending that challenges or seeks to make illegal the acquisition of shares in the offer or that could, in our reasonable judgment, materially affect our business, condition, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business;

•	A 10% decrease in the market price of our shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions that could have, in our reasonable judgment, a material adverse effect on our business, condition (financial or otherwise), income, operations or prospects or on the trading in our shares;

•	A tender or exchange offer for our shares or any proposal to acquire us, or an entity or group acquires more than 5% of our outstanding shares (other than as had been disclosed before the commencement of this offer);

•	Any person or group files a notification of intent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire us or any of our shares;

•	We determine that the completion of the offer may cause our common stock to be delisted from NASDAQ or to be subject to deregistration under the Exchange Act; or

•	Our board of directors determines that completing the offer would be inconsistent with its fiduciary duties or other obligations under applicable law.

•	These and other significant conditions are described in greater detail in Section 12.

How will the offer affect the number of shares of common stock outstanding and the number of record holders of Biogen Idec?

•	As of May 25, 2007, we had 343,161,482 outstanding shares of common stock. The 56,603,773 shares that we are offering to purchase pursuant to the offer represent approximately 16% of our outstanding shares of common stock. If the offer is fully subscribed and completed, we will have approximately 286,557,709 shares outstanding immediately following the purchase of shares in the offer. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the offer and any exercises of options and conversions of convertible instruments. See Section 7.

•	To the extent any of our shareholders of record tender their shares in full and that tender is accepted in full, the number of our record holders would be reduced. See Section 7.

•	Shareholders who do not have any of their shares purchased in the offer will realize a proportionate increase in their relative ownership interest in Biogen Idec if the offer is completed. See Section 7.

v

Following the offer, will Biogen Idec continue as a public company?

•	Yes. After completion of the offer in accordance with its conditions Biogen Idec will continue to be listed on the NASDAQ and will remain subject to the periodic reporting requirements of the Securities Exchange Act of 1934. See Section 7.

What are the United States federal tax consequences if I tender my shares to Biogen Idec?

•	Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. See Section 5.

•	The cash you receive generally will be treated either as:

•	proceeds of a sale or exchange producing capital gain or loss; or

•	a dividend to the extent of our available current year or accumulated earnings and profits allocable to the tendered shares, and thereafter first as a non-taxable return of capital (to the extent of your tax basis in our stock) and then as capital gain.

•	In the case of foreign shareholders, because it is unclear which characterization applies, we intend to withhold 30% of the gross proceeds paid unless a reduced rate of withholding or an exemption from withholding is applicable. See Section 2.

To whom can I talk if I have questions about the offer?

•	Our information agent can help answer your questions. You can call the information agent, D.F. King & Co., Inc., at (800) 859-8511 (toll free) or (212) 269-5550 (collect). You may also contact Merrill Lynch & Co. or Goldman, Sachs & Co., the dealer managers. Additional contact information for the information agent and the dealer managers appears on the back page of this offer to purchase.

CAUTIONARY INFORMATION

This offer to purchase, including the documents incorporated by reference, contains not only historical information but also forward-looking statements. We generally identify forward-looking statements with words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “project,” “target,” “will” and other words and terms of similar meanings. You also can identify them by the fact that they do not relate strictly to historical or current facts. Reference is made in particular to forward-looking statements regarding expectations regarding completing the offer, plans for financing the offer, potential impact of completing the offer (including that it will be accretive to earnings in future periods), our long-term growth, and our plans to spend capital on external business development and research opportunities. We caution you not to place undue reliance on any forward-looking statement which speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Risks and uncertainties may cause actual outcomes to differ materially from those contained in or implied by forward-looking statements. These risks and uncertainties include those included below and those under the heading “Item 1A. Risk Factors” in Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and which we incorporate into this offer to purchase by reference. Unless required by law, we do not undertake any obligation to update any forward-looking statements. Notwithstanding any statement in this offer to purchase, the letter of transmittal or any document incorporated by reference in this offer to purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

This offer presents potential risks and disadvantages to our company and our shareholders. In addition to the risk factors identified under the heading “Item 1A. Risk Factors” in Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which we filed with the Securities and Exchange Commission on May 3, 2007 and which we incorporate into this offer to purchase by reference, you should consider the following risks before deciding whether to tender your shares in this offer.

Our substantially increased indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

Assuming we complete this offer as contemplated, we will incur a substantial amount of indebtedness and will have much more leverage. We expect that after we complete this offer to purchase our consolidated long-term indebtedness will increase by up to $1.5 billion and our cash, cash equivalents, and marketable securities will decrease by up to $1.5 billion. We may also incur additional debt in the future. This indebtedness could have important consequences to our business and our continuing shareholders, for example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts and mergers and acquisitions; and

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less debt.

We expect to fund a portion of the purchase price by drawing on a senior term loan facility. If we are unable to repay or refinance the senior term loan facility, it could have a significant negative effect on our financial condition.

We expect to enter into a senior term loan facility to fund the purchase of shares in this offer. The senior term loan facility is expected to be for a term of less than one year, and we expect it to be available for a ‡single draw in order to fund a portion of the purchase price. The draw will be subject to certain customary conditions.

We can provide no assurance that any refinancing or additional financing will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. We can provide no assurance that market conditions will be favorable at the times that we require new or additional financing.

Our senior term loan facility will have restrictive terms, and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

We expect to enter into a senior term loan facility that will require that we comply on a quarterly basis with certain financial covenants, including a maximum leverage ratio test and potentially a minimum interest coverage ratio test. In addition, the senior term loan facility will include negative covenants that place limitations on us and our subsidiaries. A breach of any of these covenants could result in a default under the senior term loan facility.

Future sales of shares of our common stock not purchased by us in this offer will be at prices different than the offer.

We can give no assurance as to the price at which a shareholder may be able to sell shares in the future. Shareholders who remain investors may not have opportunities to sell shares in the future at the purchase price in this offer. Conversely, shares sold in the offer will not benefit from future increases in market price, if any.

The future market price for shares of our common stock will depend on many factors, including our operating results, clinical trial results and regulatory actions with respect to product candidates, legal and regulatory developments, investor views of biotechnology companies, merger and acquisition activity and speculation, and the factors identified under the heading “Item 1A. Risk Factors” in Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. We believe the offer, if completed, will be accretive to our earnings per share in future years; however, we can provide no assurance regarding our future financial results or stock price and expect the repurchase to have dilutive near-term impact. See Section 14. After the completion of the offer, we expect to have adequate cash flow and access to funding to meet our cash needs for normal operations, anticipated capital expenditures and business development opportunities that may arise; however, this expectation may prove incorrect.

We may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms that are more favorable or less favorable to shareholders than the terms of the offer. However, SEC Rule 13e-4(f)(6) prohibits us and our affiliates from purchasing any shares, other than pursuant to this offer to purchase, until at least ten business days after the expiration or earlier termination of the offer.

IMPORTANT PROCEDURES

If you want to tender all or part of your shares, you must do one of the following before the offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the letter of transmittal, to Computershare Trust Company N.A., the depositary for the offer; or

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 2.

If you want to tender your shares, but:

•	your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of the offer; or

•	you cannot comply with the procedure for book-entry transfer by the expiration of the offer; or

•	your other required documents cannot be delivered to the depositary by the expiration of the offer,

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 2.

To tender your shares you must follow the procedures described in this offer to purchase, the letter of transmittal and the other documents related to the offer.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box next to “Shares Tendered at a Price Determined Pursuant to The Offer” in the section of the letter of transmittal called “Price at Which You Are Tendering.” Accordingly, your tendered shares will be treated the same as shares tendered at the minimum price of $47.00 per share.

If you have questions or need assistance, you should contact D.F. King & Co., Inc., which is the information agent for the offer, at the address or telephone number on the back page of this offer to purchase. You may contact Merrill Lynch & Co. or Goldman, Sachs Co., the dealer managers for the offer, at the addresses and telephone numbers on the back page of this offer to purchase. You may request additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery from the information agent.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender shares in the offer. We have not authorized any person to give any information or to make any representation on our behalf in connection with the offer other than those contained in this offer to purchase or in the letter of transmittal. If given or made, any recommendation, information or representation must not be relied upon as having been authorized by us, the dealer managers or the information agent.

INTRODUCTION

To the Holders of Common Stock of Biogen Idec Inc.:

Biogen Idec Inc., a Delaware corporation, invites its shareholders to tender up to 56,603,773 shares of our common stock, par value $0.0005 per share, including the associated preferred stock purchase rights issued under the rights agreement, dated as of July 22, 1997, between Biogen Idec Inc. and ChaseMellon Shareholder Services LLC, as amended, for purchase by Biogen Idec at prices not less than $47.00 nor greater than $53.00 per share in cash, without interest, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal, which together constitute the “offer.”

In the offer, we will select the lowest purchase price that will enable us to purchase 56,603,773 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn, subject to the terms and conditions of the offer. All shares acquired in the offer will be acquired at the purchase price regardless of whether a shareholder tendered any shares at a lower price.

In accordance with applicable regulations of the Securities and Exchange Commission, we may, and we reserve the right to, purchase pursuant to our offer an additional amount of shares not to exceed 2% of our outstanding shares (approximately 6,874,115 million shares) without amending or extending our offer. See Section 1.

We will purchase only those shares validly tendered at prices at or below the purchase price, and not validly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, we will not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are tendered. We will return shares tendered at prices in excess of the purchase price, and shares we do not purchase because of the “odd lot” priority, proration or conditional tender provisions, promptly following the expiration of the offer.

Tendering shareholders whose shares are registered in their own names and who validly tender their shares directly to Computershare Trust Company, N.A., the depositary for the offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in instruction 7 of the letter of transmittal, stock transfer taxes on the purchase of shares by us in the offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The offer is being made to all common shareholders of Biogen Idec and is not conditioned on any minimum number of shares being tendered but is subject to important conditions, including our satisfaction of the conditions to drawing funds under the senior term loan facility. See Sections 7 and 12.

Our board of directors has approved the offer. However, none of Biogen Idec Inc., our board of directors, any director or executive officer, the depositary, the information agent or either dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. We are not making a recommendation as to whether you should tender shares into the offer because we believe that you should make your own decision based on your views as to the value of Biogen Idec’s shares and our prospects, as well as your liquidity needs, investment objectives and other individual considerations. Each of our directors and executive officers has advised us that they do not intend to tender any shares owned by them in the offer, although they may effect sales pursuant to previously established Rule 10b5-1 trading plans. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

As of May 25, 2007, there were approximately 343,161,482 shares outstanding. The 56,603,773 shares that we are offering to purchase pursuant to the offer represent approximately 16% of our outstanding shares of common stock. See Section 7.

Our common stock is listed and traded on The NASDAQ Global Select Market under the symbol “BIIB.” On May 29, 2007, the last full trading day before we announced our intention to make the offer, the closing price of our common stock as reported on NASDAQ was $49.21 per share. You are urged to obtain current market quotations for our common stock before deciding whether and, if so, at what purchase price or purchase prices, to tender your shares. See Section 6.

This offer to purchase and the letter of transmittal contain important information that you should read carefully before you make any decision regarding the offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal, we will accept for payment, and pay for, up to 56,603,773 shares of our common stock, including the associated preferred stock purchase rights issued under the rights agreement, dated as of July 22, 1997, between Biogen Idec Inc. and ChaseMellon Shareholder Services LLC, as amended, validly tendered prior to 12:00 Midnight, New York City time, on June 26, 2007, or such later date to which the offer is extended, and not withdrawn as permitted by Section 3, at a net cash price not less than $47.00 nor greater than $53.00 per share, without interest.

Selecting the Purchase Price; Number of Shares.  As soon as practicable following the expiration date, we will select the purchase price for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price between $47.00 and $53.00, net per share in cash, without interest, that will enable us to purchase 56,603,773 shares, or such lesser number of shares as are properly tendered.

Shares properly tendered at or below that purchase price and not properly withdrawn will be purchased at the selected purchase price upon the terms and conditions of the offer, including the proration, “odd lot” and conditional tender provisions described below. If more than 56,603,773 shares are tendered at or below the purchase price, shares tendered at or below the purchase price will be subject to proration, except for “odd lots” which will be purchased on a priority basis. See Section 4 for a more detailed description of our purchase of and payment for tendered shares.

All shares we purchase will be purchased at the same price, even if you have specified a lower price. However, we will not purchase any shares tendered at a price above the purchase price we select using the procedures described above.

In calculating the number of shares to be accepted for payment and the purchase price pursuant to the procedures described in this offer to purchase, we will add to the total number of shares tendered at the minimum price of $47.00 the shares tendered by shareholders who have indicated, in the appropriate box in the letter of transmittal, that they are willing to accept the price determined in the offer. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $47.00. However, as discussed above, shares properly tendered and accepted for purchase will all be purchased at the same price, even if the purchase price is higher than the price at which the shares were tendered.

We reserve the right, in our sole discretion, to purchase more than 56,603,773 shares in the offer by amending the terms of the offer to reflect this change in the manner set forth in Section 1.

The offer is not conditioned on any minimum number of shares being tendered. The offer, however, is subject to other important conditions, including our satisfaction of the conditions to drawing funds under the senior term loan facility. See Sections 7 and 12.

Priority of Purchase.  Upon the terms and subject to the conditions of the offer, if 56,603,773 or fewer shares are properly tendered at or below the purchase price and not properly withdrawn, we will purchase all shares properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of this offer to purchase, if more than 56,603,773 shares are properly tendered at or below the purchase price and not properly withdrawn, subject to the conditional tender procedures described in Section 2, we will purchase shares in the following order of priority:

•	first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who validly tenders all of such shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the purchase price on a pro rata basis (disregarding fractions); and

•	third, if necessary to permit us to purchase 56,603,773 shares (or such greater number of shares as we may elect to purchase), shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

On the letter of transmittal you can designate in which order you wish your shares to be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered shares are purchased in the offer. In addition, you can tender different portions of your shares at different prices by completing separate letters of transmittal for each price at which you tender shares.

Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth above.

Conditional Tender of Shares.  Under certain circumstances, we may prorate the number of shares purchased in the offer. As discussed in Section 5, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure our purchase of shares in the offer from the shareholder in a manner that the transaction would be treated as a sale of the shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a letter of transmittal or notice of guaranteed delivery must be purchased if any shares tendered are purchased. We urge each shareholder to consult with his or her own tax advisor.

Proration.  In the event of an over-subscription from the shareholders in the offer, shares tendered will be subject to proration, except for “odd lots,” which are described above. We will determine the final proration factor as promptly as practicable after the expiration date. Subject to the conditional tender procedures described above, proration for each shareholder tendering shares will be based on the ratio of (x) the number of shares (other than “odd lots”) properly tendered and not properly withdrawn by the shareholder at or below the purchase price to (y) the total number of shares (other than “odd lots”) tendered by all shareholders at or below the purchase price.

Extending the Offer.  We expressly reserve the right, in our sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in Section 12 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Our reservation of the right to delay acceptance for payment and to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the offer. If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13(e)-4(e)(3) under the Exchange Act. During any such extension, all shares previously tendered and not withdrawn will remain subject to the offer, subject to the right of any such tendering shareholder to withdraw his, her or its shares.

Amending the Offer.  Subject to compliance with applicable law, we also reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 12 occur or are deemed by us to have occurred, to amend the offer in any respect. Amendments to the offer may be made at any time and from time to time by public announcement. If we:

•	increase or decrease the range of prices to be paid for the shares; or

•	increase the number of shares being sought and such increase in the number of shares being sought exceeds 2% of our outstanding shares; or

•	decrease the number of shares being sought; or

•	materially change the soliciting fees to be paid to our dealer managers,

then the offer must remain open (which may require that we extend the offer) at least ten business days from, and including, the date that notice of such change is first published, sent or given to shareholders. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Terminating the Offer.  Subject to compliance with applicable law, we reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not already accepted for payment or paid for or to postpone payment for shares upon the occurrence of any of the conditions specified in Section 12 by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of the termination or postponement.

Expiration Date.  For purposes of the offer, the term “expiration date” means 12:00 midnight, New York City time, on June 26, 2007, unless and until we in our sole discretion extend the period of time during which the offer will remain open. If extended by us, the term “expiration date” will refer to the latest time and date at which the offer, as extended, will expire.

Subject to the terms and conditions of the offer, as promptly as practicable following the expiration time of the offer, we will determine the purchase price and pay for the shares accepted for purchase or return the shares not purchased. Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 2, and because of the conditional tender procedures, we may not be able to announce the final proration percentage or commence payment for any shares purchased under the offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release as soon as practicable after the expiration date. Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

Under no circumstances will interest be paid on the price for tendered shares, regardless of any extension of or amendment to the offer or any delay in paying for such shares.

2.	Procedures for Tendering Shares

Proper Tender of Shares.  For shares to be properly tendered, either (1) or (2) below must happen:

(1) The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this offer to purchase:

•	either (a) the certificates for the shares, or (b) in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a confirmation of receipt of the shares; and

•	either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type we describe below; and

•	any other documents required by the letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

In accordance with instruction 5 of the letter of transmittal, if you want to tender your shares you must properly complete the pricing section of the letter of transmittal, which is called “Price at Which You Are Tendering.” A tender of shares will be proper if, and only if, this pricing section is properly completed.

Properly Specifying Price at Which You Are Tendering.  In accordance with instruction 5 of the letter of transmittal, shareholders desiring to tender shares must specify the price or prices, not less than $47.00 per share nor greater than $53.00 per share, at which they are willing to sell their shares. Prices may be specified in increments of $0.25. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price determined by us for shares properly tendered in the offer. This could result in the tendering shareholder receiving a price per share as low as $47.00.

•	If you wish to maximize the chance that your shares will be purchased at the purchase price determined by us, you should check the box in the section of the letter of transmittal (or the notice of guaranteed delivery) next to “Shares Tendered at a Price Determined Pursuant to The Offer.” This means that you will accept the purchase price determined by us in accordance with the terms of the offer, and your tendered shares will be treated the same as shares tendered at the minimum price of $47.00 per share for purposes of determining the purchase price. Note that this election could result in your shares being purchased at the minimum price of $47.00 per share.

•	If you wish to indicate a specific price (in increments of $0.25) at which your shares are being tendered, you must check one box in the section of the letter of transmittal (or the notice of guaranteed delivery) next to “Shares Tendered at a Price Determined by You.” You should be aware that this election could mean that none of your shares will be purchased if you choose a price that is higher than the purchase price we eventually select after the expiration date.

If you want to tender portions of your shares at different prices you must complete a separate letter of transmittal for each portion of your shares that you want to tender at a different price. However, the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 3) at more than one price. To tender shares properly, one and only one price box must be checked in the “Price at Which You Are Tendering” section on each letter of transmittal.

Conditional Tender of Shares.  If you wish to make a conditional tender you must indicate this in the box captioned “Conditional Tender” in the letter of transmittal or, if applicable, the notice of guaranteed delivery. In the appropriate box in the letter of transmittal or the notice of guaranteed delivery, you must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the offer expires, if more than 56,603,773 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis (disregarding fractions), if necessary, except for “odd lots” which will be purchased on a priority basis. If we are able to purchase all of the remaining tendered shares and the number that we would purchase would be below 56,603,773 shares (or such greater number of shares as we may elect to purchase), then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 56,603,773 shares (or such greater number of shares as we may elect to purchase). In selecting these conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will select only from shareholders who tendered all of their shares. Upon selection by lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

All shares tendered by a shareholder subject to a conditional tender pursuant to the letter of transmittal or notice of guaranteed delivery regarded as withdrawn as a result of proration and not eventually purchased will be returned as soon as practicable after the expiration date to the shareholder.

Endorsements and Signature Guarantees.  Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an “eligible guarantor institution”, as such term is defined below. No endorsement or signature guarantee is required if:

•	the letter of transmittal is signed by the registered holder of the shares tendered (which, for purposes of this Section 2, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to that holder; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act each such entity, referred to as an “eligible guarantor institution.”

See instruction 1 of the letter of transmittal.

On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal, then:

•	your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

•	the signature on (1) the letter of transmittal, and (2) on your endorsed certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery.  Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of all of the following:

•	certificates for those shares or a timely confirmation of the book-entry transfer of those shares into the depositary’s account at the book-entry transfer facility as described below;

•	one of (a) a properly completed and duly executed letter of transmittal or a manually signed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at your election and risk. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to us, the dealer manager, the information agent or the book-entry transfer facility. Any documents delivered to us, the dealer manager, the information agent or the book-entry transfer facility will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

If you tender your shares directly to the depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

Book-Entry Delivery.  The depositary will establish an account with respect to the shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase. Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing that facility to transfer those shares into the depositary’s account in accordance with that facility’s procedure for the transfer. Even if delivery of shares is made through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

(1) The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this offer to purchase:

•	one of (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal; or

(2) The guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares that the participant in the book-entry transfer facility tendering the shares has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against them.

Guaranteed Delivery.  If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

•	the tender is made by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration time, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this offer to purchase, specifying the price at which shares are being tendered, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all of the following are received by the depositary within three NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery, either:

•	the certificates representing the shares being tendered together with (a) a letter of transmittal, or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or

•	in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “— Book-Entry Delivery:” (a) a letter of transmittal or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular shareholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. None of Biogen Idec, the depositary, the information agent, the dealer managers or any other person will be under any duty to give notice of any defects or irregularities in any tender, or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Exchange Act for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person’s own account unless, at the expiration date, the person so tendering:

•	within the meaning of Rule 14e-4, has a “net long position” equal to or greater than the amount tendered or in securities immediately convertible into, or exchangeable or exercisable for, such shares; and

•	will deliver or cause to be delivered the shares within the period specified in the offer; or

•	in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquire shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of the offer, delivers or causes to be delivered our shares within the period specified by the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered; and

•	the tender of shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered under the offer will constitute a binding agreement between you and us upon the terms and conditions of the offer described in this offer to purchase and the related documents.

Return of Unpurchased Shares.  If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility.

Procedure for stock options.  We are not offering, as part of the offer, to purchase any stock options outstanding and tenders of stock options will not be accepted. Holders of stock options who wish to participate in the offer may exercise their stock options and purchase shares, and then tender the shares under the offer, provided that any exercise of a stock option and tender of shares is in accordance with applicable law and the terms of the applicable plan and option agreements. In no event are any stock options to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of a stock option cannot be revoked even if all or a portion of the shares received upon the exercise or conversion and tendered in the offer are not purchased in the offer for any reason.

Lost or Destroyed Certificates.  If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact the depositary at (877) 282-1168 (toll free), for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact the depositary immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

Federal Income Tax Withholding.  Subject to the limitations described in Section 5 below, to prevent backup federal income tax withholding equal to 28% of the gross payments payable pursuant to the offer, each non-corporate shareholder who is not a foreign shareholder (as defined below) and who does not otherwise establish an exemption from backup withholding must notify the depositary of the shareholder’s correct taxpayer identification number (employer identification number or social security number), or certify that the taxpayer is awaiting a taxpayer identification number, and provide certain other information by completing, under penalties of perjury, the Form W-9 included in the letter of transmittal. Failure to timely provide the correct taxpayer identification number on Form W-9 may subject such shareholder to a $50 penalty imposed by the Internal Revenue Service. A shareholder that is a foreign shareholder should generally complete and sign an appropriate Form W-8 in order to avoid backup withholding. Noncorporate foreign shareholders should complete and sign the main signature form and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the depositary, in order to avoid backup withholding.

As more fully described below, in the case of a foreign shareholder, even if such shareholder has provided the required certification to avoid backup withholding, the depositary will withhold 30% of the gross payments made pursuant to the offer unless a reduced rate of withholding or an exemption from withholding is applicable. The depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign shareholder unless the depositary and we determine that an exemption is available. The depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign shareholder unless the depositary and we determine that (a) a reduced rate of withholding is available pursuant to a tax treaty or (b) an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States or otherwise exempt from withholding. For this purpose, a “foreign shareholder” is any shareholder that is not:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes), partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of the source of the income; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions or which has elected to be treated as a United States person.

In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the depositary before any payment is made to the shareholder a properly completed and executed IRS Form W-8BEN with respect to the foreign shareholder and, in the case of a foreign shareholder that is neither an individual nor a corporation, the foreign shareholder may be required to deliver both a Form W-8IMY and an appropriate Form W-8BEN or Form W-9 with respect to the partners, members, beneficiaries or owners (and their beneficial owners) of the foreign shareholder. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States or otherwise exempt from withholding, a foreign shareholder must deliver to the depositary before any payment is made to the shareholder a properly completed and executed IRS Form W-8ECI or IRS Form W-8EXP, as applicable (such statements can be obtained from the depositary). We and the depositary will determine a shareholder’s status as a foreign shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN, IRS Form W-8ECI or IRS Form W-8EXP) unless the facts and circumstances indicate that reliance is not warranted. A foreign shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 5 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of withholding.

For a discussion of certain United States federal income tax consequences generally applicable to tendering shareholders, see Section 5.

Mailing.  We will mail this offer to purchase and the related letter of transmittal to record holders of shares and will furnish them to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

3.	Withdrawal Rights.

Shares tendered pursuant to the offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration date and, unless already accepted for payment pursuant to the offer, at any time on or after July 26, 2007.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the expiration date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Biogen Idec in its sole discretion, which determination will be final and binding. None of Biogen Idec, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.	Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the offer, we will accept for payment, and will pay cash for, shares validly tendered on or before the expiration date, and not properly withdrawn in accordance with Section 3, promptly after the expiration date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such shares (unless such shares are held in uncertificated form), a properly completed and duly executed letter of transmittal (or facsimile thereof), and any other documents required by the letter of transmittal. We expressly reserve the right, in our sole discretion, to delay the acceptance for payment of, or payment for, shares, in order to comply, in whole or in part with any applicable law.

Upon the terms and subject to the conditions of the offer, we will:

•	determine the purchase price that we will pay for shares properly tendered and not properly withdrawn under the offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders; and

•	accept for payment and pay for, and thereby purchase, shares validly tendered at or below the purchase price and not properly withdrawn.

For purposes of the offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the offer, only when, as and if we give oral or written notice to the depositary of our acceptance of shares for payment under the offer.

Upon the terms and subject to the conditions of the offer, as soon as practicable after the expiration date, we will purchase and pay a single per share purchase price for shares accepted for payment under the offer. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of:

•	certificates for shares or a timely confirmation of a book-entry transfer of those shares into the depositary’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) or an agent’s message in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

We will pay for the shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

Tendering shareholders may be required to pay brokerage commissions or fees. Under the circumstances set forth in instruction 7 of the letter of transmittal, shareholders may be subject to transfer taxes on the purchase of shares by Biogen Idec.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date. However, we do not expect to be able to announce the final results of any such proration until approximately seven to ten business days after the expiration date.

Under no circumstances will we pay interest on the purchase price, regardless of any delay in making payment. In addition, if specified events occur, we may not be obligated to purchase shares in the offer. See Section 12.

5.	Certain United States Federal Income Tax Consequences.

The following discussion describes certain United States federal income tax consequences of participating in the offer. The discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to shareholders. The discussion applies only to United States persons, not to foreign shareholders (as determined in accordance with Section 2), except as specifically set forth below. The consequences to any particular shareholder may differ depending upon that shareholder’s own circumstances and tax position. The discussion deals only with shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address matters that may be relevant to shareholders in light of their particular circumstances. It also does not address matters that may be relevant to certain shareholders subject to special treatment under the Code, such as financial institutions, insurance companies, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, tax-exempt organizations, U.S. expatriates, directors, employees, former employees or other persons who acquired their shares as compensation, including upon the exercise of employee stock options, and persons who are holding shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. The discussion does not consider the effect of any applicable estate tax, gift tax, state, local or foreign tax laws. In addition, this discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions in effect on the date of this document, all of which are subject to change, possibly with retroactive effect. Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences to such shareholder of participating or not participating in the offer, including the applications of state, local and foreign tax laws and possible tax law changes.

TO COMPLY WITH IRS CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE OFFER ADDRESSED BY THE WRITTEN ADVICE HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Characterization of the Sale.  The sale of shares by a shareholder to us pursuant to the offer will be a taxable transaction for United States federal income tax purposes. Under the stock redemption rules of Section 302 of the Code, such a sale will be treated as a “sale or exchange” of the shares if the sale of shares: (a) results in a “complete termination” of the shareholder’s interest in us, (b) is “substantially disproportionate” with respect to the shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. If none of these three tests (referred to as the Section 302 tests) is met, such a sale will be treated as a distribution by us to the selling shareholder. Each of the Section 302 tests is described in more detail below.

Treatment as a Sale or Exchange.  If any of the Section 302 tests is satisfied with respect to a shareholder, and the sale is therefore treated as a “sale or exchange” of the shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the offer and the shareholder’s adjusted tax basis in the shares sold pursuant to the offer. Gain or loss must be calculated separately with respect to each block of shares sold. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year. Capital gains of non-corporate taxpayers derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Certain limitations apply to the deductibility of capital losses.

Treatment as a Dividend.  If none of the Section 302 tests is satisfied with respect to a shareholder, the shareholder will be treated as having received a distribution in an amount equal to the amount of cash received by the shareholder pursuant to the offer (without reduction for the tax basis of the shares sold pursuant to the offer), taxable as a dividend to the extent of our available current year or accumulated “earnings and profits” allocable to the tendered shares. For certain U.S. non-corporate taxpayers, dividend income is currently taxed for federal income tax purposes at the same rate as net long-term capital gain. Any cash received in excess of the tendered shares’ allocable portion of our available current year or accumulated earnings and profits will be treated first as a non-taxable return of capital causing a reduction in the shareholder’s adjusted tax basis in such shares, but not below zero, and any amounts in excess of the basis in such tendered shares shall be taxable as capital gain. We anticipate, but there can be no assurance, that our available current year or accumulated earnings and profits will be such that all or a significant portion of the amounts treated as a distribution will be taxed as a dividend. To the extent that our purchase of a shareholder’s shares pursuant to the offer is treated as the receipt by the shareholder of a dividend, the shareholder’s adjusted tax basis in the shares sold in the offer will be added to the tax basis of any shares retained by such shareholder, if any, or certain other related parties.

Constructive Ownership of Stock for Purposes of Application of the Section 302 Tests.  In determining whether any of the Section 302 tests is satisfied, a shareholder must take into account both shares actually owned by such shareholder and any shares considered as owned by such shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code. Under these rules, a shareholder generally will be considered to own shares which the shareholder has the right to acquire by the exercise of an option or warrant or by conversion or exchange of a security. A shareholder generally will also be considered to own any shares that are owned (and, in some cases, constructively owned) by some members of the shareholder’s family and by some entities (such as corporations, partnerships, trusts and estates) in which the shareholder, a member of the shareholder’s family or a related entity has an interest.

Section 302 Tests.  One of the following tests must be satisfied with respect to a shareholder in order for our purchase of shares from such shareholder pursuant to the offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination. A sale of shares pursuant to the offer will result in a “complete termination” of a shareholder’s interest in us if, pursuant to the offer, either (i) we purchase all of the shares actually and constructively owned by the shareholder, or (ii) we purchase all of the shares actually owned by the shareholder and, with respect to constructively owned shares, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. Shareholders in this position should consult their tax advisors as to the availability of, and procedures and conditions for electing, this waiver.

•	Substantially Disproportionate. The sale of shares pursuant to the offer will be “substantially disproportionate” with respect to a shareholder if, among other things, after the sale pursuant to the offer (treating as not outstanding all shares purchased pursuant to the offer), the shareholder’s actual and constructive percentage ownership of voting shares (and common shares) is less than 80% of the shareholder’s actual and constructive percentage ownership of voting shares (and common shares) before the purchase of shares pursuant to the offer (treating as outstanding all shares purchased pursuant to the offer) and the shareholder owns less than 50 percent of the total combined voting power of all classes of stock immediately after the sale.

•	Not Essentially Equivalent to a Dividend. In order for the sale of shares by a shareholder pursuant to the offer to qualify as “not essentially equivalent to a dividend” the shareholder must experience a “meaningful reduction” in his proportionate interest in us as a result of the sale, taking into account the constructive ownership rules. Whether the sale by a shareholder pursuant to the offer will result in a “meaningful reduction” of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder (for example, less than 1%) in a publicly held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.” Shareholders should consult their own tax advisors regarding the application of this test to their particular circumstances.

We cannot predict whether or to what extent the offer will be oversubscribed. As discussed above, if the offer is oversubscribed, proration of the tenders pursuant to the offer will cause us to accept fewer shares than are tendered. Accordingly, there can be no assurance that a sufficient number of a particular shareholder’s shares will be exchanged pursuant to the offer in order for the shareholder to meet any of the three Section 302 tests. Additionally, shareholders who tender all of the shares actually owned by them in the offer, but who are subject to the constructive ownership rules, or who acquire additional shares contemporaneously with the offer, should consider the effect of these rules or these acquisitions in determining whether they will meet the Section 302 tests. Each shareholder is urged to consult his or her own tax advisor as to the application of the Section 302 tests to his or her particular circumstances.

Special Rules for Corporate Shareholders.  A corporate shareholder that does not satisfy any of the Section 302 tests and that is treated as receiving a dividend as a result of selling shares to us pursuant to the offer may be eligible for the dividends received deduction. The dividends received deduction is subject to certain limitations. In addition, since not all shareholders will be selling the same proportionate interest in their shares, any amount received by a corporate shareholder that is treated as a dividend will constitute an “extraordinary dividend” under Section 1059 of the Code, which will result in the reduction of tax basis in the shareholder’s shares or in gain recognition. Corporate shareholders should consult their own tax advisors as to the tax consequences of dividend treatment in their particular circumstances.

Special Rules for Participants in the Employee Stock Purchase Plan.  The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. If a participant sells shares purchased under the ESPP more than one year after acquiring the shares and more than two years after such participant’s entry date into an offering period, and the sale price of the shares is higher than the purchase price, then the participant will recognize ordinary income in an amount equal to the lesser of: (i) the designated percentage discount of the shares on the applicable purchase date; and (ii) the excess of the sale price of the shares over the purchase price. The balance of the proceeds will be treated as long-term capital gain. If the sale price of the shares is less than the purchase price, then the participant will recognize long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the shares.

If a participant sells the shares purchased under the ESPP within one year after acquiring the shares or within two years after the participant’s entry date into an offering period, referred to as a “disqualifying disposition,” then the participant will recognize as ordinary income an amount equal to the excess of the fair market value of the shares on the date purchased over the purchase price plus either (i) capital gain in an amount equal to the excess of the sale price of the shares over the fair market value of the shares on the date purchased, or (ii) capital loss in an amount equal to the excess of the fair market value of the shares on the date purchased over the sale price of the shares. This capital gain or loss will be a short-term capital gain or loss if the employee held the shares for a shorter period.

The ordinary income recognized on the disposition of shares purchased under the ESPP is not subject to federal income and employment tax withholding but will be reported to you as compensation income on Form W-2.

Foreign shareholders.  The United States federal income tax rules governing foreign shareholders (as defined in Section 2) are complex and the following is only a limited summary of some general rules applicable to certain foreign shareholders. All foreign shareholders should consult their own tax advisors regarding the United States federal, state, local and foreign tax consequences, including tax reporting requirements, of the sale of shares to us pursuant to the offer.

As described above in Section 2, because the depositary cannot determine whether payments to any particular shareholder will qualify for sale or exchange treatment, the depositary will withhold 30% of any gross payments made to a foreign shareholder pursuant to the offer (as if such payments were a dividend) unless a reduced rate of withholding or an exemption from withholding is applicable.

If a foreign shareholder’s sale of shares to us pursuant to the offer is characterized as a sale or exchange, rather than as a dividend, the shareholder generally will not be subject to United States federal income tax on such sale unless:

(i) in the case of a nonresident alien individual, the individual is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

(ii) the gain is effectively connected with a United States trade or business or, if certain tax treaties apply, the gain is attributable to a permanent establishment maintained by the shareholder in the United States.

If exception (i) above applies, the foreign shareholder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such foreign shareholder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition of the shares. If exception (ii) applies, the foreign shareholder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a United States person, unless otherwise provided in an applicable income tax treaty, and a foreign shareholder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

If a foreign shareholder is not subject to United States federal income tax (because, for example, such shareholder qualifies for sale or exchange treatment and is not taxable under the foregoing exceptions), the shareholder may be entitled to a refund of the tax withheld by the depositary. Foreign shareholders should consult their own tax advisors regarding the possibility of obtaining a refund.

If a foreign shareholder does not satisfy any of the Section 302 tests explained above, the full amount received by the foreign shareholder will be treated as a distribution to the foreign shareholder with respect to the foreign shareholder’s shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital or as capital gain will be determined in the manner described above (see “Certain U.S. Federal Income Tax Consequences — Treatment as a Dividend.”) To the extent that amounts received by a foreign shareholder are treated as dividends, such dividends will generally be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty or other exemption, provided we have received proper certification of the application of such income tax treaty. A foreign shareholder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Amounts treated as dividends that are effectively connected with a foreign shareholder’s conduct of a trade or business in the United States and, if provided in an applicable income tax treaty, are attributable to a permanent establishment in the United States, are not subject to U.S. federal withholding tax, but generally are instead taxed in the manner applicable to U.S. persons, as described above. In that case, we will not have to withhold U.S. federal withholding tax if the foreign shareholder complies with the applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty. Foreign shareholders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty or other exemption and the manner of claiming the benefits of such treaty or other exemption.

Withholding.  For a discussion of certain withholding tax consequences to tendering shareholders, see Section 2.

Information Reporting.  Information statements will be provided to shareholders whose shares are purchased by us and to the IRS, reporting the payment of the total purchase price (except with respect to shareholders that are exempt from the information reporting rules, such as corporations).

The federal income tax discussion set forth above is included for general information only. Each shareholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her (including the applicability and effect of the constructive ownership rules and estate and gift taxes, foreign, state and local tax laws and possible tax law changes) of the sale of shares pursuant to the offer.

6.	Price Range of Shares; Dividends; Rights Agreement.

Our shares are listed and principally traded on The NASDAQ Global Select Market under the symbol “BIIB.” The following table sets forth for the periods indicated the high and low sales price per share on NASDAQ during each such period:

	High	Low

2005
First Quarter	$70.00	$33.85
Second Quarter	$40.02	$33.18
Third Quarter	$43.41	$33.88
Fourth Quarter	$46.72	$35.66
2006
First Quarter	$50.72	$43.03
Second Quarter	$48.97	$42.52
Third Quarter	$47.46	$40.24
Fourth Quarter	$52.72	$43.49
2007
First Quarter	$52.45	$42.86
Second Quarter (through May 29, 2007)	$49.75	$43.43

On May 29, 2007, the last full trading day prior to our announcement of the offer, the closing per share price of our common stock on NASDAQ was $49.21. We urge shareholders to obtain current quotations of the market price of the shares.

Dividends.  We have not paid cash dividends since our inception. We currently do not anticipate paying cash dividends in the foreseeable future.

Rights Agreement.  On July 22, 1997, the Board of Directors of IDEC Pharmaceuticals Corporation (“Idec”), the predecessor company to Biogen Idec, declared a dividend distribution of one right for each outstanding share of common stock of Idec to stockholders of record at the close of business on August 11, 1997. Since August 11, 1997, Idec, and subsequently, Biogen Idec, has issued one right with each newly issued share of common stock. On July 26, 2001, the Board of Directors amended the terms of the rights. The description and terms of the rights are set forth in that certain Amended and Restated Rights Agreement between Idec and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services LLC), originally dated as of July 22, 1997, but amended and restated as of July 26, 2001 and further amended as of June 20, 2003. Each right, when exercisable, will entitle the registered holder to purchase from us one one-thousandth of a share of preferred stock, designated as Series X Junior Participating Preferred Stock, at a price of Five Hundred Dollars ($500.00) per one one-thousandth of a share, subject to adjustment. The rights become exercisable only if: (i) a public announcement that a person, entity or group of affiliated or associated persons and/or entities has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock; or (ii) ten (10) business days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons and/or entities becoming the beneficial owner of fifteen percent (15%) or more of the outstanding shares of common stock. The rights under this rights agreement are subject to certain exceptions, and will not be triggered by this Offer. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1 to an Amendment to the Registration Statement on Form 8-A dated July 27, 2001 and Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 23, 2003, each as filed with the Securities and Exchange Commission on the date indicated and incorporated by reference herein.

7.	Source and Amount of Funds; Effect of the Offer

Funding.  Assuming shareholders tender 56,603,773 shares, the maximum number of shares we will purchase pursuant to the offer, and the purchase price is an amount between $47.00 and $53.00 per share, the aggregate purchase price for the shares purchased in the offer will be between approximately $2.66 billion and $3.0 billion. The actual cost of the offer to Biogen Idec cannot be determined at this time because the number of shares to be purchased will depend on the number tendered, and the price will be based on the price per share selected in accordance with the terms and conditions of this offer to purchase on the expiration date. We expect to fund the purchase with a combination of existing cash resources and borrowings under a new senior term loan facility described below.

Senior Term Loan Facility

Financing.  We expect to fund the purchase for the shares purchased in the offer with a combination of existing cash resources and a $1.5 billion senior term loan facility we expect to enter into in connection with this offer. While we have entered into a commitment letter with Merrill Lynch Capital Corporation and Goldman Sachs Credit Partners L.P., dated as of May 29, 2007, the senior term loan is contingent on the satisfaction of various conditions described below. We expect that the commitment will remain open until August 31, 2007, at which time it will terminate in its entirety if we have not made the initial draw. We expect that the senior term loan will mature 364 days after the initial draw on the senior term loan. The following is a summary of the material terms and conditions of the expected senior term loan facility. We have no alternative financing plans or arrangements to fund the offer in the event we are unable to obtain the senior term loan facility.

Mandatory Prepayments.  Subject to exceptions, the senior term loan will require mandatory prepayments in amounts equal to:

•	100% of the net cash proceeds of asset sales and other asset dispositions by Biogen Idec or any of its subsidiaries (subject to baskets, exceptions and reinvestment periods to be agreed upon);

•	100% of the net cash proceeds of the issuance or incurrence of debt in capital markets, private placement, or loan facility transactions by the Biogen Idec or any of its subsidiaries (subject to baskets and exceptions to be agreed upon); and

•	100% of the net proceeds from any issuance of equity securities in any public offering or private placement or from any capital contribution (subject to baskets and exceptions to be agreed upon).

Voluntary Prepayments.  Voluntary prepayments are expected to be permitted, in whole or in part, in minimum amounts without prepayment or penalty, other than customary breakage costs with respect to LIBOR borrowings. Amounts repaid or prepaid may not be reborrowed.

Interest Rates and Fees.  We expect interest will accrue on the outstanding principal amount of the note at a variable rate equal to ABR or LIBOR plus an additional spread premium between 0.35% and 1.50% depending on our senior unsecured credit ratings. We expect interest will be payable in arrears (i) in the case of ABR loans, at the end of each quarter and (ii) in the case of LIBOR loans, at the end of each interest period (as selected by us in interest periods of one, two, three or six months) and, in the case of any interest period longer than three months, no less frequently than every three months. Overdue principal, interest and other amounts shall bear interest at a rate per annum equal to 2% in excess of the applicable interest rate (including applicable margin). In the event loans are outstanding on the following dates, we would expect additional upfront fees to be payable to each lender in an amount equal to the following percentages of such lender’s outstanding loans on such dates: (i) 0.15% on December 31, 2007 in the event our senior unsecured debt ratings (as of the most recent date of determination thereof) are at or above BBB from S&P and Baa3 from Moody’s and (ii) 0.10% on September 30, 2007, 0.15% on December 31, 2007 and 0.15% on March 31, 2008 in the event such ratings are lower than BBB from S&P or Baa3 from Moody’s. Our current ratings are BBB from S&P and we anticipate receiving a rating from Moody’s shortly

Conditions to Funding.  The extension of any loan is expected to be subject to customary conditions, including the (i) absence of any default or event of default; (ii) accuracy of representations and warranties in all material respects; (iii) absence of a material adverse effect on the business, operations or financial consolidation of us and our subsidiaries taken as a whole; (iv) execution and delivery of the loan documents prior to the expiration date of the offer; (v) delivery of reasonably satisfactory borrowing certificates and other customary closing certificates; and (vi) evidence of authority.

Refinancing.  As the senior term loan has a maturity of 364 days, we currently plan to refinance all or a portion of this debt within one year of the expiration of the offer. We currently expect that we will issue longer term debt or convertible securities; however, we are not certain to what extent and how we would refinance the senior term loan. Our description of our expectations is not, and does not represent, an offer of any such securities.

Covenants.  The senior term loan will have a maximum leverage ratio of total debt to EBITDA of not greater than 3.5 to 1. In the event the ratings for our senior unsecured debt are less than BBB from S&P or Baa3 from Moody’s, the senior term loan will also require a minimum ratio of EBITDA to total interest expense of 4.0 to 1. The senior term loan will have customary affirmative and negative covenants, including the following:

1. Limitation on subsidiary indebtedness (including guarantees of third party indebtedness) and preferred stock of subsidiaries.

2. Limitation on liens and further negative pledges.

3. Limitation on mergers, consolidation and sales of all or substantially all assets.

4. Limitation on transactions with affiliates.

5. Limitation on dividends and other payment restrictions affecting subsidiaries.

6. Limitation on changes in business conducted.

7. Limitation on change of fiscal year.

This offer to purchase may have certain adverse consequences for tendering and non-tendering shareholders.

Increased Indebtedness; Reduced Public Float.  The offer and senior term loan facility present potential risks and disadvantages to us and our continuing shareholders. If we incur all of the indebtedness contemplated by the senior term loan facility that will be used to fund, among other things, approximately 50% of the aggregate purchase price, our indebtedness and interest expense will increase significantly and the terms of any future indebtedness may be adversely effected. As a result of the offer and the related borrowings under the senior term loan facility our indebtedness will increase substantially in relation to our shareholders’ equity. See Section 14.

In addition, our purchase of shares pursuant to this offer will reduce our “public float,” that is the number of shares owned by outside shareholders and available for trading in the securities markets. As of May 25, 2007, we had 343,161,482 outstanding shares of our common stock. Assuming the offer is fully subscribed and completed, we will have approximately 286,557,709 shares outstanding immediately following the purchase of shares tendered in the offer.

This may result in lower stock prices or reduced liquidity in the trading market for our shares in the future, which could adversely affect continuing shareholders. Nonetheless, we anticipate that there will still be a sufficient number of shares outstanding and publicly traded following the offer to ensure a continued trading market in the shares. Based on the published guidelines of NASDAQ, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from NASDAQ.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Shareholders who do not tender their shares pursuant to the offer and shareholders who otherwise retain an equity interest in Biogen Idec as a result of a partial tender of shares or a proration will continue to be owners of Biogen Idec. As a result, those shareholders will realize a proportionate increase in their relative equity interest in Biogen Idec and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. These risks include our substantially increased indebtedness as a result of the senior term loan facility. See “Cautionary Information.”

Issuing Additional Shares and Future Transactions.  Shares acquired pursuant to the offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action except as required by applicable law or the rules of NASDAQ or any securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We may issue additional shares or equity interests in the future.

Shareholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price which may be significantly higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the offer. Each of our directors and executive officers has advised us that they do not intend to tender any shares owned by them in the offer. However, our directors, executive officers and affiliates may sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the offer.

As of the date of this offer to purchase, we have no specific plan for further repurchases of shares of our common stock, although we will still have a remaining authorization to purchase up to 20 million shares in open market purchases from time to time pursuant to our existing share repurchase program authorized by our board of directors in October 2006. This repurchase program does not have an expiration date. Whether or not we may decide to make further repurchases under that authorization or to make other share repurchases in the future will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this offer, whether or not, in our judgment, such future repurchases would be accretive to earnings per share, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of this offer. Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration date of the tender offer.

Registration Under the Exchange Act.  Our shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

8.	Background and Purpose of the Offer.

We believe that the offer represents a prudent use of our financial resources in light of our business profile, assets, current indebtedness and debt capacity and the current market price of the shares. We believe that repurchasing our shares is an attractive use of capital and an efficient means to provide value to shareholders. The offer represents an opportunity to return cash to shareholders who elect to tender their shares. Where shares are tendered by the registered owner of those shares directly to the depositary, the sale of those shares in the offer may permit the seller to avoid the usual transaction costs associated with open-market sales. Furthermore, “odd lot” holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased in the offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in NASDAQ transactions.

Shareholders who do not tender their shares pursuant to the offer will continue to be owners of Biogen Idec and will realize a proportionate increase in their relative equity interest, and will bear the attendant risks and rewards associated with owning the equity in Biogen Idec. We believe the offer, if completed, will be accretive to earnings per share in future years, although dilutive on a GAAP basis in 2007. We also expect that after the completion of the tender offer, we will have adequate cash flow and access to funding to meet our cash needs for normal operations, anticipated capital expenditures and business development opportunities that we pursue.

Other Plans or Proposals.  Except as described in this offer to purchase, including documents incorporated by references, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets that would be material to us and our subsidiaries, taken as a whole;

•	a change in our present dividend rate or policy, or indebtedness or capitalization that would be material to us and our subsidiaries, taken as a whole;

•	any change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	a class of our equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system of a registered national securities association;

•	a class of our equity securities becoming eligible for termination of registration under the Exchange Act;

•	the suspension of our obligation to file reports under the Exchange Act;

•	the acquisition by any person of additional securities of ours or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other acquisitions that could impede acquisition or control of us.

Although we do not currently have any plans, other than as described in this offer to purchase, that relate to or would result in any of the events discussed above, we continually evaluate opportunities for increasing shareholder value, and we may undertake or plan actions that relate to or could result in one or more of these events.

9.	Information About Us.

Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs. Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies. Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis. The principal executive offices of Biogen Idec Inc. are located at 14 Cambridge Center, Cambridge, Massachusetts 02142. The telephone number at its principal executive offices is (617) 679-2000.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act and, in accordance with these requirements, are obligated to file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their compensation, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the Securities and Exchange Commission. We have also filed a Tender Offer Statement on Schedule TO, which includes additional information with respect to the offer.

Incorporation by Reference.  The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this offer to purchase, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the Securities and Exchange Commission. These documents contain important information about us.

•	Our annual report on Form 10-K for the year ended December 31, 2006 (File No. 000-19311);

•	Our quarterly report on Form 10-Q for the quarterly period ending March 31, 2007 (File No. 000-19311); and

•	Our proxy statement on Schedule 14A filed with the SEC on April 25, 2007 (File No. 000-19311).

You may read and copy any reports, proxy statements or other information that we file with the Securities and Exchange Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) 732-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Our public filings are also available to the public from document retrieval services and the Internet website maintained by the SEC at http://www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Biogen Idec Inc.
Attn: Investor Relations
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2812

Copies of these filings are also available, without charge, on our website at http://www.biogenidec.com. The other contents of our website are not part of this offer to purchase.

10.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Security Ownership of Management

The following table sets forth, as of May 8, 2007 and without taking into account any effects of the offer, information with respect to our common stock owned beneficially by each our directors and executive officers. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares and includes Restricted Stock Units that vest within 60 days of May 8, 2007. Shares subject to exercisable options include options that are currently exercisable or exercisable within 60 days of May 8, 2007. The address of each of the officers and directors is in care of Biogen Idec Inc. at 14 Cambridge Center, Cambridge, Massachusetts 02142.

	Common Stock Beneficially Owned
	Aggregate	Shares Subject	Percentage of
	Number of Shares	to Exercisable	Shares Beneficially
Name and Position	Beneficially Owned	Options	Owned

Directors:
Alan Belzer(1)	53,000	121,125	*
Lawrence C. Best(2)	1,250	63,625	*
Alan B. Glassberg(2)	1,250	105,625	*
Mary L. Good(2)	1,250	86,625	*
Thomas F. Keller(2)(3)	2,170	117,675	*
Robert W. Pangia(2)	1,750	135,625	*
Bruce R. Ross(4)	3,750	81,875	*
Lynn Schenk(2)	3,250	103,625	*
Phillip A. Sharp(2)	463,683	264,875	*
William D. Young(2)	1,250	75,625	*
Executive Officers:
Burt A. Adelman(5)	8,278	335,725	*
Susan H. Alexander	4,012	15,000	*
John M. Dunn	2,581	258,462	*
Robert A. Hamm	306	140,517	*
Hans Peter Hasler	8,695	196,581	*
Faheem Hasnain(6)	18,651	45,225	*
Peter N. Kellogg	8,199	492,775	*
Michael D. Kowolenko	584	81,011	*
Michael F. MacLean	0	0	0
James C. Mullen(7)	148,960	1,825,215	*
Cecil B. Pickett(8)	0	0	0
Craig E. Schneier(9)	3,750	285,000	*
Mark C. Wiggins(10)	12,144	302,272	*

*	Less than 1%

(1)	Includes 1,250 RSUs which will vest within 60 days of May 8, 2007 and 11,500 shares which are held by partnerships of which Mr. Belzer is the general partner.
(2)	Includes 1,250 RSUs which will vest within 60 days of May 8, 2007.
(3)	Shares which may be acquired pursuant to options are held by a revocable trust of which Dr. Keller is the trustee, and 920 shares are held by a partnership of which Dr. Keller is a general partner.
(4)	Includes 3,750 RSUs which will vest within 60 days of May 8, 2007.
(5)	Includes 8,009 shares held in trusts of which Dr. Adelman is the trustee.
(6)	Includes 10,000 Restricted Stock Awards which will vest on October 14, 2007.
(7)	Includes 44,252 shares held in trusts of which Mr. Mullen is the trustee. Mr. Mullen is also a member of our Board of Directors.
(8)	Dr. Pickett is also a member of our Board of Directors.
(9)	Includes 460 shares held by Dr. Schneier’s spouse.
(10)	Includes 676.77 shares held in a trust, and includes 10,000 Restricted Stock Awards which will vest on June 15, 2007.

The information with respect to beneficial ownership is based upon information furnished by each director or executive officer, or information contained in filings made with the Securities and Exchange Commission.

Each of our directors and executive officers has advised us that he or she does not intend to tender any shares in the offer, although they may effect sales pursuant to previously established Rule 10b5-1 trading plans. Accordingly, if we complete the offer the proportional holdings of our directors and executive officers may increase. However, our directors and executive officers may sell their shares in the future at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the offer.

Based upon our records and upon information provided to us by our directors, executive officers, associates and subsidiaries, neither we nor our pension, profit-sharing or any similar plans, nor any of our associates or subsidiaries or persons controlling us, nor, to the best of our knowledge, any of our directors or executive officers or any of our subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in our shares on the date of this offer to purchase or during the 60 days prior to the date of this offer to purchase, except as described below.

		Amount of
	Date of	Securities	Price
Name	Transaction	Involved	per Share		Transaction

John M. Dunn	3/30/2007	733.5680	$28.9680		Acquired through Employee Stock Purchase Plan
	4/20/2007	7,519	$45	.85 - $46.40 (price range)	Open market sale pursuant to a 10b5-1 trading plan
	4/23/2007	15,000	$35.37		Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	4/23/2007	18,760	$48.90		Open market sale pursuant to a 10b5-1 trading plan
Robert A. Hamm	4/23/2007	3,731	$47.3419		Open market sale pursuant to a 10b5-1 trading plan
Faheem Hasnain	3/30/2007	307.9491	$28.9680		Acquired through Employee Stock Purchase Plan
	5/23/2007	7446.00	$49.00		Open market sale pursuant to a 10b5-1 trading plan
Peter N. Kellogg	3/30/2007	733.5680	$28.9680		Acquired through Employee Stock Purchase Plan
Michael Kowolenko	3/30/2007	117.9266	$28.9680		Acquired through Employee Stock Purchase Plan
Craig E. Schneier	3/30/2007	578.1434	$28.9680		Acquired through Employee Stock Purchase Plan

		Amount of
	Date of	Securities	Price
Name	Transaction	Involved	per Share	Transaction

Mark C. Wiggins	3/30/2007	733.5680	$28.9680	Acquired through Employee Stock Purchase Plan
	4/16/2007	5,000	$35.37	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	4/16/2007	5,000	$45.57	Open market sale pursuant to a 10b5-1 trading plan
	4/23/2007	10,000	$35.2083	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	4/23/2007	20,000	$35.37	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	4/23/2007	13,737	$43.50	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	4/23/2007	43,737	$47.5936	Open market sale pursuant to a 10b5-1 trading plan
	5/16/2007	5,000	$35.37	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	5/16/2007	5,000	$46.3096	Open market sale pursuant to a 10b5-1 trading plan
	5/23/2007	10,000	$35.2083	Options exercised and shares acquired pursuant to a 10b5-1 trading plan
	5/23/2007	10,000	$49.00	Open market sale pursuant to a 10b5-1 trading plan

Arrangements With Others Concerning Our Securities.  Except for outstanding options to purchase shares and outstanding restricted stock units granted to certain employees (including executive officers) and except as otherwise described in this offer to purchase, including documents incorporated by reference, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11.	Legal Matters; Regulatory Approvals.

Except as described in this offer to purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we currently contemplate that we will seek approval or such other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, shares tendered in response to the offer pending the outcome of any of these matters. We can provide no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business.

Our obligation to accept for payment and pay for shares under the offer is subject to various conditions. See Section 12.

12.	Conditions of the Offer.

Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after May 30, 2007 and prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment, purchased or paid for under the offer) any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for the shares in the offer:

1. We are or will be unable on or prior to the time of payment for any shares to meet the conditions of the senior term loan facility necessary to draw up to $1.5 billion in funds. (See Section 7);

2. There shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which:

(a). challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of shares under the offer, or is otherwise related in any manner to, or otherwise affects, the offer; or

(b). could, in our reasonable judgment, materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair the offer’s contemplated benefits to us;

3. There shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (2) above;

4. The declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

5. Any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

6. The commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

7. Any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

8. A 10% decrease in the market price of our shares or in the market prices of equity securities generally in the United States measured from the close of business on May 29, 2007 or any change, during the pendency of the offer, in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares;

9. Any decline in the NASDAQ Composite Index, the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on May 29, 2007;

10. Any change or event occurs, is discovered, or is threatened to the business, condition (financial or otherwise), income, operations, or prospects of us and our subsidiaries, taken as a whole, or in ownership of our shares, which in our reasonable judgment is or may be material to us or otherwise makes it inadvisable for us to proceed with the offer;

11. A tender or exchange offer with respect to some or all of our outstanding shares, other than the offer, or a merger or acquisition proposal for us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC before May 29, 2007);

12. any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before May 29, 2007 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the offer), beneficial ownership of an additional 1% of our outstanding shares;

13. Any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire us or any of our shares;

14. Legislation amending the Internal Revenue Code has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the offer in any manner that would adversely affect us or any of our affiliates;

15. We determine that the completion of the offer and the purchase of the shares may cause our common stock to be delisted from NASDAQ or to be subject to deregistration under the Exchange Act; or

16. Our board of directors determines that completing the offer would be inconsistent with its fiduciary duties or other obligations under applicable law.

The conditions listed above are for our sole benefit, and we may assert those conditions regardless of the circumstances (including our action or inaction) that give rise to the conditions and we may, in our sole discretion, waive any of the conditions listed above, in whole or in part, before the expiration date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the expiration of the offer. Any determination or judgment by Biogen Idec concerning the events described above will be final and binding on all parties.

13.	Fees and Expenses.

We have retained Merrill Lynch & Co. and Goldman, Sachs & Co. to act as our financial advisors and as the dealer managers in connection with the offer. In their roles as dealer managers, Merrill Lynch & Co. and Goldman, Sachs & Co. may contact brokers, dealers and similar entities and may provide information regarding the offer to those that they contact or persons that contact them. In addition, the dealer managers have given us advice with respect to the offer and will receive an aggregate fee of $400,000 plus $0.02 for each share we purchase in connection with the offer. We have also agreed to reimburse the dealer managers for reasonable out-of-pocket expenses incurred in connection with the offer, including reasonable fees and expenses of counsel, and to indemnify the dealer managers against various liabilities in connection with the offer, including liabilities under the federal securities laws. The dealer managers may continue to provide various investment banking and other services to us in the future, for which they would receive customary compensation from us.

We have retained D.F. King & Co., Inc. to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person and may request that brokers, dealers, commercial banks, trust companies and other nominee shareholders forward materials relating to the offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their services, will each be reimbursed by us for specified reasonable out-of-pocket expenses and will each be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares under the offer, other than as described above. We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the offer and related materials to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our dealer manager, information agent or depositary for purposes of the offer. We will pay, or cause to be paid, any stock transfer taxes on our purchase of shares, except as otherwise provided in Section 4 hereof and in instruction 7 of the letter of transmittal.

14.	Financial Information.

Historical Financial Information.  We incorporate by reference the financial statements and notes thereto on pages F-1 through F-60 of our annual report on Form 10-K for the year ended December 31, 2006 and the information included in Item 1 of our quarterly report on Form 10-Q for the quarterly period ending March 31, 2007. You should refer to Section 9 for instructions on how you can obtain copies of our filings with the Securities and Exchange Commission, including filings that contain our financial statements

Selected Historical and Unaudited Pro Forma Financial Information.  The following tables show (1) selected historical financial information for the year ended December 31, 2006 and as of and for the quarter ended March 31, 2007 and (2) selected unaudited pro forma financial information as of and for the same periods, assuming we completed the offer at the beginning of the period presented and assuming (a) the purchase of 56,603,773 shares in the offer at the maximum purchase price of $53.00 per share for an aggregate purchase price of $3.0 billion, (b) the payment of all related tender offer fees and expenses estimated to be approximately $2.4 million and (c) funding a portion of these transactions by borrowing approximately $1.5 billion under the senior term loan facility on the terms described in Section 7. Costs incurred in obtaining financing would be treated as a debt discount and amortized over the life of the debt as a charge to interest expense. The selected unaudited pro forma information does not reflect any costs for obtaining financing, since none are assumed to be incurred. The costs of the tender offer will be reflected as a reduction of capital.

The selected unaudited pro forma information is based on our historical financial information for the year ended December 31, 2006 and quarter ended March 31, 2007 and gives effect to the transactions described above at the dates indicated. With respect to the income statement information, only the unaudited pro forma events expected to have a continuing impact on the consolidated results are included. The unaudited pro forma financial information does not include any the amortization of costs incurred with obtaining the senior term loan facility, since none are assumed to be incurred.

The pro forma financial information is intended for informational purposes only and does not purport to represent what our results of operations and financial condition would have been had the transactions described above actually occurred as of the dates indicated, nor does it project our results of operations for any future period or our financial condition at any future date.

The selected historical financial data and the unaudited pro forma financial information should be read in conjunction with “Cautionary Information” included elsewhere in this offer to purchase and our historical financial statements included in our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarterly period ending March 31, 2007, which have been filed with the Securities and Exchange Commission and are incorporated by reference into this offer to purchase.

	Fiscal Quarter Ended		Fiscal Year Ended
	March 31, 2007		December 31, 2006
	Historical	Pro Forma(1)	Historical	Pro Forma(1)
	(Unaudited)			(Unaudited)
	(In thousands, except share and per share data)

Income statement data:
Total revenues	$715,910	$715,910	$2,683,049	$2,683,049
Total costs and expenses	$534,218	$534,218	$2,243,029	$2,243,029
Income from operations	$181,692	$181,692	$440,020	$440,020
Other income (expense), net(2)	$21,702	$(19,023)	$52,143	$(110,757)
Income tax expense(3)	$(71,893)	$(57,232)	$(278,431)	$(219,787)
Income before cumulative effect of accounting change	$131,501	$105,437	$213,732	$109,476
Cumulative effect of accounting change, net of income tax expense	—	—	$3,779	$3,779
Net income	$131,501	$105,437	$217,511	$113,255
Basic earnings per share:
Income before cumulative effect of accounting change	$0.39	$0.37	$0.63	$0.39
Cumulative effect of accounting change, net of income tax	—		$0.01	$0.01
Basic earnings per share	$0.39	$0.37	$0.64	$0.40
Diluted earnings per share:
Income before cumulative effect of accounting change	$0.38	$0.37	$0.62	$0.38
Cumulative effect of accounting change, net of income tax	—		$0.01	$0.01
Diluted earnings per share	$0.38	$0.37	$0.63	$0.39
Shares used in calculating:
Basic earnings per share	340,310	283,706	338,585	281,981
Diluted earnings per share	344,058	287,454	345,281	288,677
Other Data:
Ratio of Earnings to Fixed Charges (unaudited)(*)	66.03	7.53	43.77	4.36

	As of March 31, 2007
	Historical	Pro Forma(4)
	(Unaudited)
	(In thousands)

Balance sheet data:
Current assets(5)	$1,941,341	$813,762
Long-term assets(5)	$6,768,239	$6,393,418
Total assets	$8,709,580	$7,207,180
Current portion of notes payable	$9,148	$9,148
Current liabilities, less current portion of notes payable	$491,300	$491,300
Notes Payable(6)	$52,043	$1,552,043
Other long-term liabilities	$809,923	$809,923
Total shareholders’ equity(7)	$7,347,166	$4,344,766
Book value per share(8)	$21.59	$15.31

(1)	Pro forma income statement data is presented giving effect to the transactions as if they had occurred at the beginning of the periods indicated.

(2)	Includes interest income lost on cash, cash equivalents and marketable securities liquidated at 5% and debt incurred at 5.86%.

(3)	Assumes marginal tax rate of 36%.

(4)	Pro forma balance sheet date is presented giving effect to the transactions as of March 31, 2007.

(5)	Assumes share repurchase partially financed by liquidating approximately $1.5 billion from existing cash, cash equivalents and marketable securities.

(6)	Assumes share repurchase partially financed by $1.5 billion senior term loan facility.

(7)	Assumes $3.0 billion share repurchase at $53.00 per share and reflects a reduction of capital due to tender offer transaction fees of $2.4 million.

(8)	Represents shareholders’ equity divided by shares used in calculating basic earnings per share.

Other Data:

(*)	We have computed the ratios of earnings to fixed charges by dividing pre tax income from continuing operations, plus fixed charges, plus amortization of capitalized interest, less earnings of equity investees, less interest capitalized, by fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt premiums, discounts and issuance costs. The ratio of earnings to fixed charges for the year ended December 31, 2005 was 9.64.

15.	Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after good faith effort, we cannot comply with the applicable law, we will not make the offer to, nor will we accept tenders from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities or blue sky laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your shares in the offer. We have not authorized any person to provide any information or make any representation in connection with the offer, other than those contained in this offer to purchase or in the letter of transmittal. You must not rely upon any recommendation, information or representation that is given or made to you as having been authorized by Biogen Idec, the dealer manager or the information agent.

Biogen Idec Inc.

May 30, 2007

Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by each Biogen Idec shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at its address set forth below.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Overnight Delivery
Or Express Mail:	By First Class Mail:
Computershare Trust Company, N.A	Computershare Trust Company, N.A.
Attention: Corporate Actions	Attention: Corporate Actions
161 Bay State Drive	P.O. Box 859208
Braintree, MA 02184	Braintree, MA 02185-9208

Any questions or requests for assistance may be directed to the information agent or the dealer managers at their telephone numbers or addresses set forth below. Requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer. To confirm delivery of shares, shareholders are directed to contact the depositary.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, New York 10005

Banks and Brokerage Firms Call: (212) 269-5550
Shareholders and All Others Call Toll Free: (800) 859-8511

The Dealer Managers for the Offer are:

Merrill Lynch & Co.	Goldman, Sachs & Co.

Special Equity Transactions	85 Broad Street
4 World Financial Center	New York, NY 10004
New York, NY 10080	Call: (212) 902-9999 ext. 80537
Call: (609) 818-8000	Call Toll Free: (888) 624-5226 ext. 80537
Call Toll Free: (877) 653-2948